No. 22/06

IAMGOLD PROVIDES DETAILS OF CAMBIOR WARRANT CONVERSION

Toronto, Ontario, November 17, 2006 - On November 8, 2006 IAMGOLD Corporation (“the Company”) announced the successful completion of its transaction with Cambior Inc., by which the Company acquired all the outstanding shares of Cambior Inc. As part of the acquisition, all outstanding Series C warrants exercisable for Cambior shares (the "Cambior Warrants") are exchangeable for warrants of the Company ("IAMGOLD Warrants") on a one-for-one basis.  Each IAMGOLD Warrant is exercisable, upon payment of $3.75CDN, for 0.42 of a common share of the Company; however, no fractional shares will be issued and any resulting fractional share shall be rounded up or down to the nearest whole number. Effectively, every 2.38 IAMGOLD Warrants is exercisable for one IAMGOLD share at a price of $8.93CDN. All other terms and conditions of the IAMGOLD Warrants are substantially the same as the terms and conditions of the Cambior Warrants, including, without limitation, the expiry date of August 12, 2008.

As of the closing date of the acquisition, 20,000,000 Cambior Warrants were cancelled in exchange for 20,000,000 IAMGOLD Warrants.  The 20,000,000 IAMGOLD Warrants are exercisable for an aggregate of 8,400,000 common shares of the Company.  The IAMGOLD Warrants are traded on the Toronto Stock Exchange under the symbol "IMG.WT".

As of the closing date of the acquisition, the Cambior Warrants were automatically replaced. Therefore, no action is required by holders of Cambior Warrants.  However, if holders of Cambior Warrants wish to obtain a new IAMGOLD Warrant certificate, please contact Computershare Trust Company Call Center toll free at 1-800-564-6253.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.